Exhibit 3
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 31 October 2006 it acquired 225,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 669.3889p per share.